UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-71006

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2025___ AND ENDING ___12/31/2025___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Triple P Securities, LLC___

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

640 Fifth Avenue, 10th Floor
_____
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Elizabeth Attanasio	212-668-8700	eattanasio@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese, CPA P.C.
_____
(Name – if individual, state last, first, and middle name)

300 Tri State International, Ste 180	Lincolnshire	IL	60069
(Address)	(City)	(State)	(Zip Code)

October 20, 2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Jason Cohen_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Triple P Securities, LLC_____, as of __12/31_____, 2 _025_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: __CEO_____

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Triple P Securities, LLC

Financial Statement

Year Ended December 31, 2025

With Report of an Independent Registered Public Accounting Firm

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Triple P Securities, LLC

Table of Contents



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Members of Triple P Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Triple P Securities, LLC as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Triple P Securities, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Triple P Securities, LLC's management. Our responsibility is to express an opinion on Triple P Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Triple P Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Triple P Securities, LLC's auditor since 2023.

Michael Coglianese CPA, P.C.

Lincolnshire, IL
March 10, 2026

Triple P Securities, LLC

Statement of Financial Condition
December 31, 2025

<u>Assets</u>

Cash	$	3,375,592
Accounts receivable		230,000
Other assets		117,981
Total assets	$	3,723,573

<u>Liabilities and Members' Equity</u>

Liabilities:

Accrued compensation	$	2,149,937
Due to affiliate		52,543
Due to parent		5,099
Accounts payable and accrued expenses		34,369
Total Liabilities	$	2,241,948
Member's equity		1,481,625
Total liabilities and member's equity	$	3,723,573

See accompanying notes to Financial statement

2

Triple P Securities, LLC
Notes to Financial statement

1. Summary of Significant Accounting Policies:

Nature of Business:

Triple P Securities, LLC (the "Company") was formed as a limited liability company in Delaware on March 22, 2002.The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company provides restructuring services to distressed businesses, providing valuations and strategic planning with a focus on restructuring advice.

Basis of Presentation:

The accompanying Financial statement have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States ("GAAP"), as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates:

The preparation of Financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the Financial statement, and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Risk and Uncertanties:

Cash is maintained at a large financial institution, which at times may exceed federal insurance limits. Given this concentration, the Company is exposed to certain credit risks in relation to its deposits at this bank. The Company has not experienced and does not expect to experience any nonperformance by its bank

Accounts Receivable and Allowance for Expected Credit Losses:

The Company measures the allowance for credit losses in accordance with adopted ASC Topic 326, Financial Instruments – Credit Losses (ASC 326). ASC 326 prescribes the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss (CECL) methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under ASC 326, the Company has the ability to determine whether there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, utilizing the CECL framework, taking into consideration the risk characteristics of the financial assets and the counterparties. The expected credit loss is typically estimated using both quantitative and qualitative methods that consider a variety of factors such as historical loss experience, credit worthiness of the counterparties, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability. Economic conditions that have historically been key drivers of increases and decreases in credit losses include variables such as, but are not limited to, unemployment rates, real estate prices, gross domestic product levels, corporate bond spreads, and long-term interest rate forecasts. The Company's expectation is that the credit risk associated with receivables is not significant until they are 90 days past due based on contractual arrangement and expectation of collection in accordance with industry standards.

As of December 31, 2025, the Company's accounts receivable totaled $230,000. During this period, a $100,000 direct write-off was recognized as bad debt in the Statement of Operations.

1. Summary of Significant Accounting Policies, Continued:

Revenue and Expense Recognition:
Restructuring Services Fees
The Company engages in restructuring consulting services for business entities. Revenues are earned from two aspects of their contracts. One manner in which fees can be earned is from the performance of ongoing restructuring consulting and services. The other way the Company can earn fees is upon the closing of a restructuring deal where they introduce the 3rd party lender or investor. Revenue from ongoing restructuring services is recognized as services are provided. Payments for ongoing restructuring and consulting services are payable in accordance with the terms of their contract under normal trade terms. Success fees are recognized and payable on the closing date (the date on which the buyer purchases the securities from the seller) for the portion the Company is contracted to earn in accordance with its agreements. The Company believes that the closing date is the appropriate point in time to recognize success fees for mergers and acquisitions transactions, as there are no significant actions which the Company needs to take subsequent to this date. The closing date is also the appropriate time for recognition because it is the date when collection is reasonably assured and when the amount of revenue is known or is sufficiently estimable. As of December 31, 2025, there were no deferred expenses related to any open contracts; if an engagement is terminated without a success fee, related costs are charged to expense at that time.

Contract Balances
Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the statement of financial condition. As of December 31, 2025 the contract asset balances were $0.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of December 31, 2025, the contract liabilities balance was $0.

Income Taxes:
The Company is organized as a limited liability company and is treated as a partnership for federal and applicable state income tax purposes. Accordingly, the Company is not subject to income taxes at the entity level. In accordance with ASC 740, Income Taxes, no provision for income taxes has been recorded in the accompanying Financial statement. Taxable income or loss is allocated to the members in accordance with the Company's operating agreement, and the members are responsible for any income taxes related to such allocations.

2. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had Net Capital of $2,324,952 which was $2,175,499 in excess of its required net capital of $149,463. The Company's ratio of aggregate indebtedness to net capital was 96.43%.

3. Concentrations of Credit Risk:

Cash
The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2025, the amount in excess of insured limits of $250,000 was $3,125,592.

3. Related Party Transactions:
In the year ending December 31, 2025, the Company maintained an expense-sharing agreement with its parent, Portage Point Partners LLC ("Parent Co."). This agreement allows for the allocation of certain shared costs to the Company, which are reflected in the Statement of Operations.

In April 2025, the Company entered into an expense-sharing agreement with its affiliate, Triple P Service, to split certain direct compensation costs.

As of December 31, 2025, the Company owed $52,543 to the affiliate and $5,097 to the Parent, with a net of $1,543,494 forgiven by the Parent in 2025 as a non-cash contribution. Additionally, the Company received $1,250,000 from its Parent in the form of capital contributions during 2025.

4. Guarantees:
FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at December 31, 2025, or during the year then ended.

5. Commitments and Contingencies:
The Company had no commitments or contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2025, or during the year then ended.

6. Segment Reporting
The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies.

7. Subsequent Events:
The Company has evaluated whether any events or transactions occurred subsequent to the date of the Financial statement through Marcch 10, 2026, which is the date the Financial statement were available to be issued. There were no subsequent events that required adjustment to or disclosure in the Financial statement.